

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 18, 2017

Via Email
Lawrence E. Bullock
Chief Financial Officer
14193 NW 119TH Terrace
Suite 10
Alachua, Florida 32615

Re: Applied Genetics Technology Corporation
Form 10-K for Fiscal Year Ended June 30, 2016
Filed September 12, 2016
File No. 001-36370

Dear Mr. Bullock:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell
Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance